

11023333

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED

SEP 27 2011

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC FILE NUMBER
8- 31935

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__08/01/10_____ AND ENDING__07/31/11_____
           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
  STUDNESS RESEARCH, INC.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

__60 BINGHAM CIRCLE_____
           (No. and Street)

__MANHASSET_____ __N Y_____ __11030_____
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  CHARLES M. STUDNESS   (516) 627-4976
                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__HERZOG, SAMUEL A._____
      (Name – *if individual, state last, first, middle name*)

__1 FULTON PLACE_____JERICHO_____ __N Y_____11753_____
 (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __CHARLES M. STUDNESS_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __STUDNESS RESEARCH, INC._____ , as of __JULY 31_____ , 20_11___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Charles M. Studness
Signature

__PRESIDENT_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STUDNESS RESEARCH, INC.

60 BINGHAM CIRCLE

MANHASSET, NY 11030

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND

ADDITIONAL INFORMATION

JULY 31, 2011

SAMUEL A. HERZOG
CERTIFIED PUBLIC ACCOUNTANT

STUDNESS RESEARCH, INC.
FOR THE TWELVE MONTHS ENDED JULY 31, 2011

CONTENTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Studness Research, Inc.
Manhasset, NY 11030

I have audited the accompanying statement of financial condition of Studness Research, Inc. as of July 31, 2011 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Studness Research, Inc. as of July 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SAMUEL A. HERZOG
CERTIFIED PUBLIC ACCOUNTANT
Jericho, NY
September 13, 2011

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STUDNESS RESEARCH, INC.
STATEMENT OF FINANCIAL CONDITION
JULY 31, 2011

ASSETS

Cash and cash equivalents	$	118,887
Due from broker		12,695
Securities owned at market value		2,103,860
Autos, furniture & equipment - net		266,736
Other assets		496,401
TOTAL ASSETS	$	2,998,579

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable and accrued expenses	$	39,856

STOCKHOLDERS' EQUITY:

Capital stock $1 par value;	
Authorized - 200 shares;	
Issued and outstanding - 100 shares	100
Additional paid-in-capital	18,555
Retained earnings	2,940,068
TOTAL STOCKHOLDERS' EQUITY	2,958,723

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$	2,998,579

The accompanying notes are an integral part of these
financial statements.

STUDNESS RESEARCH, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JULY 31, 2011

REVENUES

Commissions	$ 280,512	
Less: clearing charges	10,250	270,262
Profit on firm investments		224,383
Investment management fees		64,548
Interest and dividends		116,509
		675,702

EXPENSES

Salaries	30,000
Payroll taxes and benefits	31,190
Computer expenses	9,692
Communications	3,760
Occupancy	66,541
Professional fees	25,696
Interest	60
Loss on disposition	9,390
Other	58,918
	235,247

NET PROFIT $ 440,455

The accompanying notes are an integral part of these
financial statements.

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STUDNESS RESEARCH, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JULY 31, 2011

	COMMON STOCK	PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Balance - 08/01/10	$ 100	$ 18,555	$ 2,759,613	$ 2,778,268
Net profit			440,455	440,455
Distribution			(260,000)	(260,000)
Balance - 07/31/11	$ 100	$ 18,555	$ 2,940,068	$ 2,958,723

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED JULY 31, 2011

Balance August 1, 2010   NONE

Balance July 31, 2011   NONE

The accompanying notes are an integral part of these
financial statements.

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STUDNESS RESEARCH, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JULY 31, 2011

Cash flows from operating activities:		
Net profit	$	440,455
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		15,171
(Increase) decrease in operating assets:		
Due from clearing broker		95,013
Marketable securities	(	209,402)
Other assets	(	159,817)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(	30,972)
Total adjustments	(	290,007)
Net cash provided by operating activities		150,448
Cash flows from investing activities:		
Disposition of equipment - net		18,990
Distribution	(	260,000)
Cash flows from financing activities		-0-
Decrease in cash and equivalents	(	90,562)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		209,449
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	118,887
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Interest	$	60
Tax expense	$	300

The accompanying notes are an integral part of these
financial statements.

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STUDNESS RESEARCH, INC.
NOTES TO FINANCIAL STATEMENTS
JULY 31, 2011

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

The firm is a registered broker-dealer and clears its securities transactions on a fully-disclosed basis with another broker-dealer.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Security Transactions

Securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. The financial statements are presented on a settlement date basis which does not differ materially from trade date basis. Marketable securities are stated at market value.

Depreciation

Office furniture and equipment are stated at cost. Depreciation is provided using accelerated methods over the estimated lives of the assets. Automobile depreciation is limited by IRS guidelines.

Income Taxes

The Company has elected to be taxed under the provisions of subchapter "S" of the Internal Revenue Code. Under those provisions, the stockholders, rather than the corporation, are liable for federal income tax on their respective shares of the company's taxable income. The company claims small business status under New York State Tax Law.

Estimates

In preparing financial statements, management makes estimates that affect the amounts reported. Management believes these estimates are reasonable; actual results, however, could differ from those estimates.

STUDNESS RESEARCH, INC.
NOTES TO FINANCIAL STATEMENTS
JULY 31, 2011

Significant Credit Risk

The Company is engaged in buying and selling securities for institutional and individual investors. The company introduces these transactions to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers can be directly impacted by volatile trading markets. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers. The Company seeks to control such risks by requiring customers to maintain adequate margin. The Company monitors customer activity on a daily basis.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c 3-1) which requires the maintenance of minimum net capital. At July 31, 2011, the Company had net capital of $1,597,108 which was $1,497,108 in excess of its required net capital of $100,000.

The firm is exempt from the reserve requirements in accordance with SEC Rule 15c 3-3 as they clear their customer transactions through another firm on a fully disclosed basis.

NOTE 4 - CONTINGENT LIABILITIES

According to management, there are no contingent liabilities.

NOTE 5 - DEFINED BENEFIT PLAN

The Company sponsors a defined benefit pension plan covering substantially all employees. No contributions were made during the current fiscal year because the plan was fully funded.

SAMUEL A. HERZOG
CERTIFIED PUBLIC ACCOUNTANT
1 Fulton Place
Jericho, N.Y. 11753

Independent Auditor's Report on Supplemental Information
Required by SEC Rule 17a-5 of the Securities and Exchange Commission

Studness Research, Inc.
60 Bingham Circle
Manhasset, NY 11030

I have audited the accompanying financial statements of Studness Research, Inc. as of and for the year ended July 31, 2011 and have issued my report thereon dated September 13, 2011. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SAMUEL A. HERZOG
CERTIFIED PUBLIC ACCOUNTANT
Jericho, NY
September 13, 2011

SCHEDULE I

STUDNESS RESEARCH, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JULY 31, 2011

Total ownership equity		$ 2,958,723
Deductions:		
Autos, etc - net	$266,736	
Other assets	496,401	
		763,137
Net capital before haircuts on securities positions		2,195,586
Haircuts on securities	315,833	
Undue concentration	282,645	598,478
NET CAPITAL		1,597,108
Minimum net capital required		100,000
EXCESS NET CAPITAL		$ 1,497,108
AGGREGATE INDEBTEDNESS:		
Accrued expenses and accounts payable		$ 39,856
Percentage of Aggregate Indebtedness to Net Capital		2.496%

Note: There were no differences between this computation of net capital and the corresponding computation prepared by the Company for inclusion in its Unaudited Part II A Focus Report as of July 31, 2011.

See auditor's report on supplementary information

<u>SCHEDULE II</u>

<u>STUDNESS RESEARCH, INC.</u>
<u>RECONCILIATION OF NET CAPITAL PER THE SUBMITTED FOCUS REPORT</u>
<u>WITH THE NET CAPITAL PER THE AUDITED REPORT</u>
<u>JULY 31, 2011</u>

Net capital per the Focus Report at
   July 31, 2011 – Line 3750   <u>$ 1,597,108</u>

No changes

NET CAPITAL PER AUDITED REPORT   <u>$ 1,597,108</u>

See auditor's report on supplementary information

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STATE OF NEW YORK   )
TOWN OF NORTH HEMPSTEAD) SS:
COUNTY OF NASSAU   )

Charles M. Studness, being duly sworn according to law, deposes and says:

I am the President of Studness Research, Inc., 60 Bingham Circle, Manhasset, NY 11030.

The report submitted by our accountant, Samuel A. Herzog, Certified Public Accountant, as

at July 31, 2011 showing a Balance Sheet, Statement of Income, Statement of Changes in

Shareholders' Equity, Statement of Changes in Liabilities Subordinated to Claims of General

Creditors, Statement of Cash Flows, and all other supporting schedules, is true and correct to the

best of my knowledge and belief.

PRESIDENT

Subscribed and sworn to before me

this _23_ day of September, 2011

MARC E JOAQUIN
Notary Public, State of New York
NO. 01JO6244399
Qualified in Nassau County
My Commission Expires 7-5-15

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September 13, 2011

I, the President of Studness Research, Inc., 60 Bingham Circle, Manhasset, NY 11030, hereby

attest that the Financial Statements and Operational Reports as at July 31, 2011

submitted by our auditor, Samuel A. Herzog, 1 Fulton Place, Jericho, NY 11753, have been or will

be made available to all members of our organization.

_____
CHARLES M. STUDNESS

ATTESTED BY:

_____
SAMUEL A. HERZOG, CPA

SAMUEL A. HERZOG
CERTIFIED PUBLIC ACCOUNTANT
1 Fulton Place
Jericho, N.Y. 11753

Independent Auditor's Report on Internal Control Structure

Board of Directors
Studness Research, Inc.

In planning and performing my audit of the financial statements of Studness Research, Inc. for the year ended July 31, 2011, in accordance with the auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Studness Research, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3-(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of

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financial statements in accordance with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I considered to be material weaknesses as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in my audit of the financial statements of Studness Research, Inc. for the year ended July 31, 2011 and this report does not affect my report thereon dated September 13, 2011.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that except for the effect, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at July 31, 2011 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission, FINRA and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker/dealers and should not be used for any other purpose.

SAMUEL A. HERZOG
CERTIFIED PUBLIC ACCOUNTANT
Jericho, NY
September 13, 2011

SAMUEL A. HERZOG
CERTIFIED PUBLIC ACCOUNTANT
1 Fulton Place
Jericho, N.Y. 11753

Board of Directors of Studness Research, Inc.
60 Bingham Circle
Manhasset, NY 11030

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Form SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the Year Ended July 31, 2011, which were agreed to by Studness Research, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc and SIPC solely to assist you and the other specified parties in evaluating Studness Research, Inc.'s compliance with the applicable instructions of Form SIPC-7. Studness Research, Inc.'s management is responsible for the Studness Research, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:
1. Compared the listed assessment payments in Form SIPC-7 with check copies;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended July 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended July 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with the general ledger noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SAMUEL A. HERZOG
CERTIFIED PUBLIC ACCOUNTANT
Jericho, NY
September 13, 2011

STUDNESS RESEARCH, INC
SCHEDULE OF ASSESSMENT AND PAYMENTS
JULY 31, 2011

General assessment $ 1,128.21

Payments:
    Check # 9641 $ 661.54
    Check # 9746   466.67

Total paid $ 1,128.21